Exhibit 99.1


                                                   [Celanese Logo]

                               Celanese AG         Corporate Center
                               Media Relations     Frankfurter Strasse 111
                                                   61476 Kronberg/Ts.
                                                   Germany
Press Information
                                                   Europe:
                                                   -------
                                                   Michael Kraft
                                                   Phone: +49 (0)69/305 14072
                                                   Telefax: +49 (0)69/305 36787
                                                   Email: M.Kraft@celanese.com

Supervisory Board appoints David Weidman           Phillip Elliott
Chairman of the Management Board as of             Phone: +49 (0)69/305 33480
November 1, 2004                                   Telefax: +49 (0)69/305 36784
                                                   Email: P.Elliott@celanese.com
Planned retirement of current Chairman
Claudio Sonder confirmed                           USA:
                                                   ----
Chief Financial Officer Perry Premdas              Vance Meyer
will leave the company on October 31, 2004         Phone: +01 (972) 443 4847
                                                   Telefax: +01 (972) 443 8519
                                                   Email: VNMeyer@celanese.com

                                                   Date: February 10, 2004


Kronberg, Germany - (CZZ: FSE; CZ: NYSE): At its meeting on February 9, 2004, the Celanese AG Supervisory Board confirmed, as announced last year, the planned retirement of Claudio Sonder, Chairman of the Board of Management of Celanese AG upon expiration of his contract on October 31, 2004.

As a result of Mr. Sonder's retirement, the Supervisory Board appointed David N. Weidman, Vice-Chairman of the Board of Management of Celanese AG and Chief Operating Officer, to serve as Chairman of the company's Management Board. Mr. Weidman will assume this responsibility effective November 1, 2004.

The Supervisory Board also announced the departure of Perry Premdas, Chief Financial Officer of the Board of Management of Celanese AG, upon expiration of his contract on October 31, 2004. A selection process for the Chief Financial Officer position will be initiated immediately.

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Celanese AG is a global chemicals company with leading positions in its key products and world class process technology. The Celanese portfolio consists of four main businesses: Chemical Products, Acetate Products, Technical Polymers Ticona and Performance Products. In 2002, Celanese generated sales of around
(euro) 4.3 billion and had 10,700 employees. The company has 24 production plants and six research centers in 10 countries mainly in North America, Europe and Asia. Celanese AG shares are listed on the Frankfurt stock exchange (stock exchange symbol CZZ) and on the New York Stock Exchange (symbol CZ).For further information please visit our website www.celanese.com
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